Exhibit 99.3

Li Auto Inc. Announces Unaudited Second Quarter 2023 Financial Results

Quarterly total revenues reached RMB28.65 billion (US$3.95 billion)1

Quarterly deliveries reached 86,533 vehicles

BEIJING, China, August 08, 2023 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced its unaudited financial results for the quarter ended June 30, 2023.

Operating Highlights for the Second Quarter of 2023

•	Total vehicle deliveries were 86,533 units in the second quarter of 2023, representing a 201.6% year-over-year increase.

Deliveries	2023 Q2	2023 Q1	2022 Q4	2022 Q3
	86,533	52,584	46,319	26,524

Deliveries	2022 Q2	2022 Q1	2021 Q4	2021 Q3
	28,687	31,716	35,221	25,116

•	As of June 30, 2023, the Company had 331 retail stores covering 127 cities, as well as 323 servicing centers and Li Auto-authorized body and paint shops operating in 223 cities.

Financial Highlights for the Second Quarter of 2023

•	Vehicle sales were RMB27.97 billion (US$3.86 billion) in the second quarter of 2023, representing an increase of 229.7% from RMB8.48 billion in the second quarter of 2022 and an increase of 52.6% from RMB18.33 billion in the first quarter of 2023.

•	Vehicle margin[2] was 21.0% in the second quarter of 2023, compared with 21.2% in the second quarter of 2022 and 19.8% in the first quarter of 2023.

•	Total revenues were RMB28.65 billion (US$3.95 billion) in the second quarter of 2023, representing an increase of 228.1% from RMB8.73 billion in the second quarter of 2022 and an increase of 52.5% from RMB18.79 billion in the first quarter of 2023.

•	Gross profit was RMB6.24 billion (US$859.9 million) in the second quarter of 2023, representing an increase of 232.0% from RMB1.88 billion in the second quarter of 2022 and an increase of 62.8% from RMB3.83 billion in the first quarter of 2023.

•	Gross margin was 21.8% in the second quarter of 2023, compared with 21.5% in the second quarter of 2022 and 20.4% in the first quarter of 2023.

 1 All translations from Renminbi (“RMB”) to U.S. dollar (“US$”) are made at a rate of RMB7.2513 to US$1.00, the exchange rate on June 30, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

1

•	Income from operations was RMB1.63 billion (US$224.2 million) in the second quarter of 2023, compared with RMB978.5 million loss from operations in the second quarter of 2022 and representing an increase of 301.3% from RMB405.2 million income from operations in the first quarter of 2023. Non-GAAP income from operations[3] was RMB2.04 billion (US$281.8 million) in the second quarter of 2023, compared with RMB520.8 million non-GAAP loss from operations in the second quarter of 2022 and representing an increase of 130.8% from RMB885.4 million non-GAAP income from operations in the first quarter of 2023.

•	Net income was RMB2.31 billion (US$318.6 million) in the second quarter of 2023, compared with RMB641.0 million net loss in the second quarter of 2022 and representing an increase of 147.4% from RMB933.8 million net income in the first quarter of 2023. Non-GAAP net income[3] was RMB2.73 billion (US$376.1 million) in the second quarter of 2023, compared with RMB183.4 million non-GAAP net loss in the second quarter of 2022 and an increase of 92.9% from RMB1.41 billion non-GAAP net income in the first quarter of 2023.

•	Net cash provided by operating activities was RMB11.11 billion (US$1.53 billion) in the second quarter of 2023, compared with RMB1.13 billion net cash provided by operating activities in the second quarter of 2022 and an increase of 42.8% from RMB7.78 billion net cash provided by operating activities in the first quarter of 2023.

•	Free cash flow[4] was RMB9.62 billion (US$1.33 billion) in the second quarter of 2023, compared with RMB451.7 million free cash flow in the second quarter of 2022 and representing an increase of 43.6% from RMB6.70 billion free cash flow in the first quarter of 2023.

Key Financial Results

(in millions, except for percentages)

	For the Three Months Ended			% Change[5]
	June 30, 2022	March 31, 2023	June 30, 2023	YoY	QoQ
	RMB	RMB	RMB
Vehicle sales	8,483.6	18,327.3	27,971.9	229.7%	52.6%
Vehicle margin	21.2%	19.8%	21.0%	(0.2)%	1.2%

Total revenues	8,732.6	18,787.1	28,652.7	228.1%	52.5%
Gross profit	1,878.3	3,830.1	6,235.3	232.0%	62.8%
Gross margin	21.5%	20.4%	21.8%	0.3%	1.4%

(Loss)/income from operations	(978.5)	405.2	1,625.9	N/A	301.3%
Non-GAAP (loss)/income from operations	(520.8)	885.4	2,043.3	N/A	130.8%

Net (loss)/income	(641.0)	933.8	2,310.1	N/A	147.4%
Non-GAAP net (loss)/income	(183.4)	1,414.1	2,727.5	N/A	92.9%

Operating cash flow	1,129.4	7,780.4	11,112.4	N/A	42.8%
Free cash flow (non-GAAP)	451.7	6,702.1	9,621.4	N/A	43.6%

3 The Company’s non-GAAP financial measures exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

4 Free cash flow represents operating cash flow less capital expenditures, which is considered a non-GAAP financial measure.

5 Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented.

2

Recent Developments

Delivery Update

•	In July 2023, the Company delivered 34,134 vehicles, representing an increase of 227.5% from July 2022. As of July 31, 2023, the Company had 337 retail stores covering 128 cities, in addition to 323 servicing centers and Li Auto-authorized body and paint shops operating in 222 cities.

Family Tech Day

•	On June 17, 2023, the Company hosted a Family Tech Day where it announced its plan to unveil its super flagship 5C BEV model, Li MEGA, by the end of 2023, and presented the optimization of battery cells and thermal management system as well as its 5C super charging network deployment to enable 5C charging capability. The Company also showcased its technological advancements for smart space and autonomous driving, and introduced its roll-out plans for city NOA and commute NOA. Both city NOA and commute NOA were launched for test drives in June 2023, and are expected to be released to 100 cities nationwide by the end of 2023.

Li L9 Pro

•	On August 3, 2023, the Company launched the Pro trim of Li L9 to cater to a wider range of family users. Li L9 Pro comes standard with the Li AD Pro autonomous driving system powered by a Horizon Robotics Journey 5 chip and the SS Max+ smart space system. The retail price for Li L9 Pro is RMB429,800.

At-The-Market Offering

•	On June 28, 2022, the Company announced an at-the-market offering program (the “ATM Offering”) to sell up to US$2,000,000,000 of American depositary shares (“ADSs”), each representing two Class A ordinary shares of the Company.

As of the date of this press release, the Company has sold 9,480,014 ADSs representing 18,960,028 Class A ordinary shares of the Company under the ATM Offering, raising gross proceeds of US$368.3 million before deducting fees and commissions payable to the distribution agents of up to US$4.8 million and certain other offering expenses.

CEO and CFO Comments

Mr. Xiang Li, chairman and chief executive officer of Li Auto, commented, “We crossed the 30,000 monthly delivery milestone in June, closing the second quarter with an all-time high vehicle delivery, while all of the three Li L series models maintained sales leadership in their respective categories. These accomplishments solidified our standing as the preferred premium brand for families, firmly positioning us to achieve the revenue target of RMB100 billion in 2023. Facing the competitive market dynamics in China’s NEV industry, in the second quarter we achieved our highest-ever profitability while continuing to strengthen our competitive advantage through ongoing investments in research and development and business expansion, as well as improvements in our organizational processes and operational capabilities.”

“In June, we launched China’s first city NOA and commute NOA independent of high-definition maps for test drives, showcasing their outstanding abilities to perceive, plan, and control in complex urban traffic environments. Furthermore, our super flagship 5C BEV model, Li MEGA, is scheduled to be unveiled in the fourth quarter of this year. Embodying our latest technological advancements in electrification and intelligentization, we are confident that Li MEGA will become a new sales blockbuster in the RMB500,000 and higher price segment. As a growth-driven organization, we will relentlessly explore and train ourselves to achieve further developments while building products and services that exceed user needs.”

Mr. Tie Li, chief financial officer of Li Auto, added, “We had a strong showing in the second quarter, setting new records across revenue, net income, and free cash flow. Specifically, we grew our revenue by 228.1% year-over-year to RMB28.65 billion, fueled by the significant increase in vehicle deliveries. We achieved net income of RMB2.31 billion while recording free cash flow of RMB9.62 billion. The robust financial performance empowers the Company to deepen its commitment to research and development and accelerate business expansion as we strive to deliver greater value to our users, shareholders and society as a whole.”

3

Financial Results for the Second Quarter of 2023

Revenues

•	Total revenues were RMB28.65 billion (US$3.95 billion) in the second quarter of 2023, representing an increase of 228.1% from RMB8.73 billion in the second quarter of 2022 and an increase of 52.5% from RMB18.79 billion in the first quarter of 2023.

•	Vehicle sales were RMB27.97 billion (US$3.86 billion) in the second quarter of 2023, representing an increase of 229.7% from RMB8.48 billion in the second quarter of 2022. The increase in vehicle sales over the second quarter of 2022 was mainly attributable to the increase in vehicle deliveries. The increase of 52.6% from RMB18.33 billion in the first quarter of 2023 was mainly attributable to the increase in vehicle deliveries, partially offset by the lower average selling price due to different product mix between two quarters.

•	Other sales and services were RMB680.8 million (US$93.9 million) in the second quarter of 2023, representing an increase of 173.4% from RMB249.0 million in the second quarter of 2022 and an increase of 48.1% from RMB459.7 million in the first quarter of 2023. The increase in revenue from other sales and services over the second quarter of 2022 and the first quarter of 2023 was mainly attributable to the increased sales of accessories and provision of services, which is in line with higher accumulated vehicle sales, and the increased sales of charging stalls, which is in line with higher vehicle deliveries.

Cost of Sales and Gross Margin

•	Cost of sales was RMB22.42 billion (US$3.09 billion) in the second quarter of 2023, representing an increase of 227.1% from RMB6.85 billion in the second quarter of 2022 and an increase of 49.9% from RMB14.96 billion in the first quarter of 2023. The increase in cost of sales over the second quarter of 2022 and the first quarter of 2023 was mainly attributable to the increase in vehicle deliveries.

•	Gross profit was RMB6.24 billion (US$859.9 million) in the second quarter of 2023, representing an increase of 232.0% from RMB1.88 billion in the second quarter of 2022 and an increase of 62.8% from RMB3.83 billion in the first quarter of 2023.

•	Vehicle margin was 21.0% in the second quarter of 2023, compared with 21.2% in the second quarter of 2022 and 19.8% in the first quarter of 2023. Excluding the impact of Li ONE, the vehicle margin of the Li L series remained stable over the first quarter of 2023.

•	Gross margin was 21.8% in the second quarter of 2023, compared with 21.5% in the second quarter of 2022 and 20.4% in the first quarter of 2023.

Operating Expenses

•	Operating expenses were RMB4.61 billion (US$635.7 million) in the second quarter of 2023, representing an increase of 61.4% from RMB2.86 billion in the second quarter of 2022 and an increase of 34.6% from RMB3.42 billion in the first quarter of 2023.

•	Research and development expenses were RMB2.43 billion (US$334.5 million) in the second quarter of 2023, representing an increase of 58.4% from RMB1.53 billion in the second quarter of 2022 and an increase of 31.0% from RMB1.85 billion in the first quarter of 2023. The increase in research and development expenses over the second quarter of 2022 and the first quarter of 2023 was primarily driven by increased employee compensation as a result of our growing number of staff as well as increased expenses to support our expanding product portfolios and technologies.

•	Selling, general and administrative expenses were RMB2.31 billion (US$318.5 million) in the second quarter of 2023, representing an increase of 74.3% from RMB1.33 billion in the second quarter of 2022 and an increase of 40.4% from RMB1.65 billion in the first quarter of 2023. The increase in selling, general and administrative expenses over the second quarter of 2022 and the first quarter of 2023 was primarily driven by increased employee compensation as a result of our growing number of staff as well as increased rental expenses associated with the expansion of our sales and servicing network.

4

Income/(Loss) from Operations

•	Income from operations was RMB1.63 billion (US$224.2 million) in the second quarter of 2023, compared with RMB978.5 million loss from operations in the second quarter of 2022 and representing an increase of 301.3% from RMB405.2 million income from operations in the first quarter of 2023. Non-GAAP income from operations was RMB2.04 billion (US$281.8 million) in the second quarter of 2023, compared with RMB520.8 million non-GAAP loss from operations in the second quarter of 2022 and representing an increase of 130.8% from RMB885.4 million non-GAAP income from operations in the first quarter of 2023.

Net Income/(Loss) and Net Earnings/(Loss) Per Share

•	Net income was RMB2.31 billion (US$318.6 million) in the second quarter of 2023, compared with RMB641.0 million net loss in the second quarter of 2022 and representing an increase of 147.4% from RMB933.8 million net income in the first quarter of 2023. Non-GAAP net income was RMB2.73 billion (US$376.1 million) in the second quarter of 2023, compared with RMB183.4 million non-GAAP net loss in the second quarter of 2022 and an increase of 92.9% from RMB1.41 billion non-GAAP net income in the first quarter of 2023.

•	Basic and diluted net earnings per ADS[6] attributable to ordinary shareholders were RMB2.34 (US$0.32) and RMB2.18 (US$0.30) in the second quarter of 2023, respectively, compared with RMB0.64 for both basic and diluted net loss per ADS attributable to ordinary shareholders in the second quarter of 2022, and RMB0.95 and RMB0.89 basic and diluted net earnings per ADS attributable to ordinary shareholders in the first quarter of 2023, respectively. Non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders3 were RMB2.76 (US$0.38) and RMB2.58 (US$0.36) in the second quarter of 2023, respectively, compared with RMB0.17 for both non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders in the second quarter of 2022, respectively, and RMB1.44 and RMB1.35 non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders in the first quarter of 2023, respectively.

Cash Position, Operating Cash Flow and Free Cash Flow

•	Balance of cash and cash equivalents, restricted cash, time deposits and short-term investments was RMB73.77 billion (US$10.17 billion) as of June 30, 2023.

•	Net cash provided by operating activities was RMB11.11 billion (US$1.53 billion) in the second quarter of 2023, compared with RMB1.13 billion net cash provided by operating activities in the second quarter of 2022 and an increase of 42.8% from RMB7.78 billion net cash provided by operating activities in the first quarter of 2023.

•	Free cash flow was RMB9.62 billion (US$1.33 billion) in the second quarter of 2023, compared with RMB451.7 million free cash flow in the second quarter of 2022 and representing an increase of 43.6% from RMB6.70 billion free cash flow in the first quarter of 2023.

 6 Each ADS represents two Class A ordinary shares.

5

Business Outlook

For the third quarter of 2023, the Company expects:

•	Deliveries of vehicles to be between 100,000 and 103,000 vehicles, representing an increase of 277.0% to 288.3% from the third quarter of 2022.

•	Total revenues to be between RMB32.33 billion (US$4.46 billion) and RMB33.30 billion (US$4.59 billion), representing an increase of 246.0% to 256.4% from the third quarter of 2022.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on Tuesday, August 08, 2023 (8:00 p.m. Beijing/Hong Kong Time on August 08, 2023) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, passcode, and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference instantly.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10032372-jb217p.html

A replay of the conference call will be accessible through August 15, 2023, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland China:	+86-400-1209-216
Hong Kong, China:	+852-800-930-639
International:	+61-7-3107-6325
Replay PIN:	10032372

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lixiang.com.

6

Non-GAAP Financial Measure

The Company uses non-GAAP financial measures, such as non-GAAP cost of sales, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP income/loss from operations, non-GAAP net income/loss, non-GAAP net income/loss attributable to ordinary shareholders, non-GAAP basic and diluted net earnings/loss per ADS attributable to ordinary shareholders, non-GAAP basic and diluted net earnings/loss per share attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.2513 to US$1.00, the exchange rate on June 30, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its current model lineup includes Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, and Li L7, a five-seat flagship family SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: http://ir.lixiang.com.

7

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com

8

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	8,483,612	18,327,316	27,971,944	3,857,507
Other sales and services	249,009	459,737	680,783	93,884
Total revenues	8,732,621	18,787,053	28,652,727	3,951,391
Cost of sales:
Vehicle sales	(6,687,273)	(14,705,143)	(22,084,087)	(3,045,535)
Other sales and services	(167,048)	(251,804)	(333,362)	(45,973)
Total cost of sales	(6,854,321)	(14,956,947)	(22,417,449)	(3,091,508)
Gross profit	1,878,300	3,830,106	6,235,278	859,883
Operating expense:
Research and development	(1,531,644)	(1,852,297)	(2,425,600)	(334,506)
Selling, general and administrative	(1,325,113)	(1,645,307)	(2,309,210)	(318,455)
Other operating income, net	—	72,701	125,402	17,294
Total operating expenses	(2,856,757)	(3,424,903)	(4,609,408)	(635,667)
(Loss)/Income from operations	(978,457)	405,203	1,625,870	224,216
Other (expense)/income:
Interest expense	(21,172)	(32,438)	(28,440)	(3,922)
Interest income and investment income, net	249,662	418,531	430,262	59,336
Others, net	104,695	181,488	324,291	44,722
(Loss)/Income before income tax	(645,272)	972,784	2,351,983	324,352
Income tax benefit/(expense)	4,226	(38,947)	(41,885)	(5,776)
Net (loss)/income	(641,046)	933,837	2,310,098	318,576
Less: Net (loss) /income attributable to noncontrolling interests	(23,080)	4,169	16,945	2,337
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(617,966)	929,668	2,293,153	316,239

Net (loss)/income	(641,046)	933,837	2,310,098	318,576
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of tax	1,058,208	27,607	(120,809)	(16,660)
Total other comprehensive income/(loss)	1,058,208	27,607	(120,809)	(16,660)
Total comprehensive income	417,162	961,444	2,189,289	301,916
Less: Net (loss) /income attributable to noncontrolling interests	(23,080)	4,169	16,945	2,337
Comprehensive income attributable to ordinary shareholders of Li Auto Inc.	440,242	957,275	2,172,344	299,579
Weighted average number of ADSs
Basic	965,395,732	979,166,653	980,693,361	980,693,361
Diluted	965,395,732	1,052,402,047	1,053,852,487	1,053,852,487
Net (loss)/earnings per ADS attributable to ordinary shareholders
Basic	(0.64)	0.95	2.34	0.32
Diluted	(0.64)	0.89	2.18	0.30
Weighted average number of ordinary shares
Basic	1,930,791,463	1,958,333,306	1,961,386,723	1,961,386,723
Diluted	1,930,791,463	2,104,804,095	2,107,704,975	2,107,704,975
Net (loss)/earnings per share attributable to ordinary shareholders
Basic	(0.32)	0.47	1.17	0.16
Diluted	(0.32)	0.45	1.09	0.15

9

Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	38,478,016	60,741,006	8,376,568
Restricted cash	1,940,142	1,514,643	208,879
Time deposits and short-term investments	18,031,395	11,513,001	1,587,715
Trade receivable	48,381	84,394	11,638
Inventories	6,804,693	5,659,293	780,452
Prepayments and other current assets	1,689,860	3,084,491	425,371
Total current assets	66,992,487	82,596,828	11,390,623
Non-current assets:
Long-term investments	1,484,491	777,446	107,215
Property, plant and equipment, net	11,187,898	13,013,624	1,794,661
Operating lease right-of-use assets, net	3,538,911	3,817,676	526,482
Intangible assets, net	832,620	840,008	115,842
Goodwill	5,484	5,484	756
Deferred tax assets	74,767	-	-
Other non-current assets	2,421,293	2,072,851	285,859
Total non-current assets	19,545,464	20,527,089	2,830,815
Total assets	86,537,951	103,123,917	14,221,438
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	390,750	6,344,154	874,899
Trade and notes payable	20,024,329	31,269,120	4,312,209
Amounts due to related parties	7,190	6,741	930
Deferred revenue, current	569,234	1,125,700	155,241
Operating lease liabilities, current	696,454	813,495	112,186
Accruals and other current liabilities	5,684,644	7,186,468	991,057
Total current liabilities	27,372,601	46,745,678	6,446,522
Non-current liabilities:
Long-term borrowings	9,230,807	1,449,547	199,902
Deferred revenue, non-current	581,598	587,643	81,040
Operating lease liabilities, non-current	1,946,367	2,127,695	293,423
Deferred tax liabilities	77,809	45,512	6,276
Other non-current liabilities	2,142,462	2,924,365	403,288
Total non-current liabilities	13,979,043	7,134,762	983,929
Total liabilities	41,351,644	53,880,440	7,430,451
Total Li Auto Inc. shareholders’ equity	44,858,701	48,894,757	6,742,896
Noncontrolling interests	327,606	348,720	48,091
Total shareholders’ equity	45,186,307	49,243,477	6,790,987
Total liabilities and shareholders’ equity	86,537,951	103,123,917	14,221,438

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Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Three Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	US$
Net cash provided by operating activities	1,129,407	7,780,366	11,112,395	1,532,469
Net cash (used in)/provided by investing activities	(740,518)	(2,692,753)	7,573,941	1,044,494
Net cash provided by/(used in) financing activities	1,026,855	(195,821)	(1,853,582)	(255,621)
Effect of exchange rate changes	962,704	(25,241)	138,186	19,058
Net change in cash, cash equivalents and restricted cash	2,378,448	4,866,551	16,970,940	2,340,400
Cash, cash equivalents and restricted cash at beginning of period	34,716,572	40,418,158	45,284,709	6,245,047
Cash, cash equivalents and restricted cash at end of period	37,095,020	45,284,709	62,255,649	8,585,447

Net cash provided by operating activities	1,129,407	7,780,366	11,112,395	1,532,469
Capital expenditures	(677,755)	(1,078,295)	(1,491,029)	(205,622)
Free cash flow (non-GAAP)	451,652	6,702,071	9,621,366	1,326,847

11

Li Auto Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	US$
Cost of sales	(6,854,321)	(14,956,947)	(22,417,449)	(3,091,508)
Share-based compensation expenses	9,301	11,186	9,449	1,303
Non-GAAP cost of sales	(6,845,020)	(14,945,761)	(22,408,000)	(3,090,205)

Research and development expenses	(1,531,644)	(1,852,297)	(2,425,600)	(334,506)
Share-based compensation expenses	301,449	336,220	247,064	34,072
Non-GAAP research and development expenses	(1,230,195)	(1,516,077)	(2,178,536)	(300,434)

Selling, general and administrative expenses	(1,325,113)	(1,645,307)	(2,309,210)	(318,455)
Share-based compensation expenses	146,858	132,823	160,928	22,193
Non-GAAP selling, general and administrative expenses	(1,178,255)	(1,512,484)	(2,148,282)	(296,262)

(Loss)/Income from operations	(978,457)	405,203	1,625,870	224,216
Share-based compensation expenses	457,608	480,229	417,441	57,568
Non-GAAP (loss)/income from operations	(520,849)	885,432	2,043,311	281,784

Net (loss)/income	(641,046)	933,837	2,310,098	318,576
Share-based compensation expenses	457,608	480,229	417,441	57,568
Non-GAAP net (loss)/income	(183,438)	1,414,066	2,727,539	376,144

Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(617,966)	929,668	2,293,153	316,239
Share-based compensation expenses	457,608	480,229	417,441	57,568
Non-GAAP net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(160,358)	1,409,897	2,710,594	373,807

Weighted average number of ADSs (non-GAAP)
Basic	965,395,732	979,166,653	980,693,361	980,693,361
Diluted	965,395,732	1,052,402,047	1,053,852,487	1,053,852,487
Non-GAAP net (loss)/earnings per ADS attributable to ordinary shareholders
Basic	(0.17)	1.44	2.76	0.38
Diluted	(0.17)	1.35	2.58	0.36
Weighted average number of ordinary shares (non-GAAP)
Basic	1,930,791,463	1,958,333,306	1,961,386,723	1,961,386,723
Diluted	1,930,791,463	2,104,804,095	2,107,704,975	2,107,704,975
Non-GAAP net (loss)/earnings per share attributable to ordinary shareholders[7]
Basic	(0.08)	0.72	1.38	0.19
Diluted	(0.08)	0.67	1.29	0.18

7 Non-GAAP basic net earnings/loss per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income/loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net earnings/loss per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income/loss attributable to ordinary shareholders by the weighted average number of ordinary shares, dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of convertible senior notes as determined under the if-converted method and the dilutive effect of share-based awards as determined under the treasury stock method.

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